UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Daseke, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23753F 107

(CUSIP Number)

The Walden Group, Inc.

15455 Dallas Parkway, Suite 550

Addison, Texas 75001

Telephone Number:  (972) 248-0412

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person: The Walden Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,337,314

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,337,314

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,337,314

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 25.3% (1)

14	Type of Reporting Person (See Instructions) OO

(1)         Based on 64,583,266 shares outstanding as of August 1, 2019, as reported by Daseke, Inc. in its Quarterly Report on Form 10-Q filed on August 5, 2019.

1	Name of Reporting Person: Don R. Daseke

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,606,206 (1)

	8	Shared Voting Power 16,371,563 (2)

	9	Sole Dispositive Power 1,606,206 (1)

	10	Shared Dispositive Power 16,371,563 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,977,769 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.8% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         Includes an option to purchase 52,000 shares, 26, 000 of which vested on February 27, 2018 and 26,000 of which vested on February 27, 2019.

(2)         Includes (a) 16,337,314 shares held by The Walden Group, Inc. and (b) 34,249 shares held by Mr. Daseke’s spouse.

(3)         Based on 64,583,266 shares outstanding as of August 1, 2019, as reported by Daseke, Inc. in its Quarterly Report on Form 10-Q filed on August 5, 2019.

Item 1.         Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D/A filed on June 5, 2018 with respect to the common stock, $0.0001 par value per share (the “Common Stock”), of Daseke, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 15455 Dallas Parkway, Suite 550, Addison, Texas 75001.

Item 2.         Identity and Background

Subsection (c)(2) of Item 2 is amended and restated in its entirety as follows:

2.                                      The present principal occupation of Mr. Daseke is as a private investor.  Mr. Daseke is also the Chairman Emeritus of the Board of Directors of the Company and was formerly the Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Company’s principal business is providing open deck transportation and logistics solutions and its principal address is 15455 Dallas Parkway, Suite 550, Addison, Texas 75001.

Item 4.         Purpose of Transaction

Paragraph 4 of Item 4 is hereby amended and restated in its entirety as follows:

Mr. Daseke intends to participate in and influence the affairs of the Company through the exercise of his voting rights with respect to the shares of Common Stock for which he has voting power.  In addition, Mr. Daseke is the Chairman Emeritus of the Board of Directors of the Company and, as a result, in the ordinary course or otherwise, may take actions to influence the management, business and affairs of the Company.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following paragraph:

Effective August 14, 2019, Mr. Daseke resigned as Chief Executive Officer and Chairman of the Board of the Company. In connection therewith, Mr. Daseke and the Company entered into a Separation Agreement, dated as of August 26, 2019 (the “Separation Agreement”), a copy of which is filed herewith as Exhibit 2. Under the terms of the Separation Agreement, among other things, Mr. Daseke shall (A) in the case of each meeting of the Company’s stockholders, cause to be present, in person or by proxy, for quorum purposes all of the Company securities beneficially owned by Mr. Daseke and his affiliates or which Mr. Daseke and his affiliates are otherwise entitled to vote at such meeting of stockholders and (B) vote or cause to be voted (or in the case of any proposed action by written consent, provide a written consent for) all such Company securities (i) in favor of each of Mr. Daseke, Mark Sinclair and Daniel J. Hennessy for election as a director of the Company at the Company’s 2019 annual meeting of stockholders and (ii) in favor of each director who was serving on the Company’s Board of Directors as of the date of the Separation Agreement and is nominated and recommended by the Board of Directors of the Company for election as a director of the Company at the Company’s 2020 annual meeting of stockholders.

Item 7.         Material to be Filed as Exhibits

1.                                      Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed March 9, 2017).

2.                                      Separation Agreement by and among Don Daseke on behalf of himself, his spouse, heirs and assigns, on the one hand, and Daseke, Inc. on the other hand, dated as of August 26, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2019	THE WALDEN GROUP, INC.

	By:	/s/ Don R. Daseke
Don R. Daseke
President

DON R. DASEKE

/s/ Don R. Daseke